Filed by Epoch Biosciences, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Epoch Biosciences, Inc.
Commission File No: 000-22170

Epoch Biosciences Third Quarter 2004 Conference Call

October 26, 2004

Bill:

Welcome to the Epoch Biosciences conference call. This morning, before the market opened, we released our financial results for the third quarter of 2004.

During this call, we will discuss our financial performance at Epoch during the quarter, highlight the events and milestones of the period and provide an update on our outlook for the second half of the year.

Safe Harbor: You are reminded that today’s discussion includes certain forward-looking statements about the Company’s future financial performance and other business prospects that are subject to risks and uncertainties, including risks related to the proposed merger with Nanogen. Important factors that could cause actual results to differ materially are included in the Company’s Form 10K and other reports on file with the Securities and Exchange Commission, including those contained in the Form S-4 Registration Statement filed by Nanogen on October 6, 2004. We encourage you to review these documents carefully. Further, these forward-looking statements speak only as of today’s date and Epoch undertakes no responsibility to publicly release the result of any revisions to these forward-looking statements.

Introduction:

During the quarter, we announced the signing of a definitive merger agreement with Nanogen, Inc. involving an all-stock transaction. We believe this strategic combination provides the best commercial opportunity for the promotion, marketing and support of our growing lines of research, diagnostics and industrial products. Epoch and Nanogen serve the same markets and even the same customers, and the products offered by the two companies are highly complementary. Nanogen is principally positioned as a developer of advanced in vitro diagnostics, but the company also participates in the research market. The company possesses broad expertise in microarray and nanotechnologies and is well-recognized in the clinical lab and research communities for providing sophisticated solutions such as the Nanochip Molecular Biology Workstation and Nanochip Electronic Microarray System. Nanogen has a comprehensive strategy for business expansion in the genomic and proteomic testing markets and the capital to support that growth.

By eliminating the time it would take Epoch to build and field an effective diagnostic marketing and sales organization, as well as the associated investment that effort would require, we believe we can accelerate the delivery of our products into the hands of customers worldwide. Working to achieve this goal has been our principal focus for some time, and we see the proposed merger as the culmination of our efforts to bring visibility to — and capture market share for — the world class products and technologies our employees have worked hard to develop. At Epoch we are very pleased to present this opportunity to our shareholders. At this point, we anticipate that shareholder meetings will occur in early December and, assuming approval, that the transaction would close shortly thereafter.

At this time, I would like to welcome any Nanogen shareholders that are participating in our conference call. For some of you this may be your first opportunity to learn about Epoch’s businesses, and we will try to provide sufficient context as we go along. I encourage you to participate in the Q & A session at the end of the call so that we can answer any questions you may have or clarify anything we cover in this session.

I also wish to remind both Epoch and Nanogen shareholders that a detailed description of the proposed transaction is included in a Form S-4 registration statement filed with the Securities and Exchange Commission on October 6th. This and related documents can be accessed on the SEC’s web site.

We will be presenting later today at Rodman & Renshaw’s Techvest Healthcare Conference at the Waldorf Astoria in New York. Our speaking time is 4:15 pm EDT. The presentation will be available via webcast that can be accessed from both Epoch’s and Rodman & Renshaw’s web sites.

We have also included a hard copy of the presentation as an exhibit to our Form 8-K filed today with the Securities and Exchange Commission.

Our chief financial officer, Bert Hogue, will now address our third quarter financial results, which reflect notable progress. After he goes through the numbers for you, I will review the events of the quarter with particular emphasis on our ASR business and activities with Nanogen in this segment of the diagnostics business.

Review of Financials:

Bert: Thanks, Bill. The third quarter’s operating results that we released this morning were at the high end of the guidance that we provided to you in early August.

As I indicated in our August call, we have worked our way clear of legacy revenues such as our San Diego business and the Amersham distribution agreement that have made recent comparisons to past periods difficult. As expected, in the third quarter we realized revenue growth measured against last year’s third quarter as well as the second quarter of 2004.

Total revenue was $2.4 million in the current quarter, which represents a 20% increase over last year’s third quarter and a 24% sequential increase over this year’s second quarter. The sequential increase was due to growth in all revenue lines, most notably in product sales.

Product sales were $779,000 this quarter, up from $690,000 in the third quarter last year and up significantly from $489,000 in the second quarter of 2004. Sequentially, the product sales growth was caused by a 48% increase in direct MGB Eclipse revenues into the research market, increased chemical intermediate shipments, and to a lesser extent, initial shipments of MGB Eclipse Detection Reagents, our ASR products for the molecular diagnostic market.

During the third quarter, license fees and royalties increased to $1.5 million from $1.2 million a year ago and $1.4 million in the second quarter of 2004.

Sequentially, the increase over second quarter was due primarily to higher minimum royalties from ABI.

We began a research collaboration agreement with Nanogen in July from which we realized $100,000 in contract research revenues this quarter. This collaboration will continue through the fourth quarter and we expect to initiate a research collaboration with Cambrex in the fourth quarter which will be a further source of revenue.

Total operating expenses for the third quarter were $2.9 million, when excluding a non-cash license termination charge, which represents a sequential increase of about 5% from the second quarter of 2004. Of note is our improved gross margin on product sales, which increased from 29% in the second quarter to 46% in the third quarter. This improvement is primarily due to the benefits of scale in our manufacturing processes and a change in the mix of chemical intermediate shipments. Selling, general, and administrative expenses increased 10% over the second quarter due to professional fees related to the proposed Nanogen merger and a moderate increase in sales and marketing costs.

During the third quarter, we terminated a license agreement with Incyte related to database subscriptions that originated as part of a license and supply agreement in late 2001. As a result of the termination, we recognized a $823,000 non-cash charge in the third quarter, representing the remaining book value of the consideration originally paid for the license. Terminating this agreement eliminates future cash payments of royalties that were required by this license.

Now, a few comments on our outlook for the fourth quarter. If the proposed Nanogen merger closes in December as we expect, Epoch’s fourth quarter and full year 2004 financial results will not be separately reported. Nonetheless, we are providing guidance to you on a stand-alone basis so you can evaluate our revenue momentum and gauge our results against our targets.

We expect total revenues in the fourth quarter to increase to between $2.6 and $2.8 million. Product sales are expected to be flat or up slightly from the third quarter. License fees and royalties are expected to be up this quarter compared to third quarter due to increases from ABI, Third Wave Technologies, and Cambrex. Contract research revenues are expected to increase as a result of the Cambrex agreement.

Operating expenses will be comparable with the third quarter, exclusive of the license termination charge. SG&A expenses will likely be lower as costs related to the merger with Nanogen are expected to decrease.

In our August call, we provided guidance that full year 2004 revenues would be approximately $9.0 million, which would represent a 40% proforma increase over core 2003 revenues. With the fourth quarter guidance I’ve just discussed, we expect to meet that 2004 revenue target. More importantly, we will have completed the transition out of legacy businesses and revenues, launched a new product line in the larger and faster growing molecular diagnostic market, maintained a broad based mix of revenues that are growing and, with the Nanogen merger, have the sales and marketing infrastructure and financial resources to optimize the market opportunity.

With that, I’ll turn the call back to Bill.

Bill: Thanks, Bert.

Our financial performance tells the story of progress in all our businesses. The quarter also was marked by new initiatives and milestones that will generate returns in the future. In some cases, the first returns are very near-term.

In early October, we announced our second licensing agreement in the field of industrial quality control testing. We established a licensing and supply agreement with Cambrex Bio Science Walkerville, Inc., a subsidiary of Cambrex Corporation, enabling the company to incorporate our MGB Eclipse Probe System technology into its rapid microbial detection testing products and services. Cambrex intends to first develop new rapid release tests for cell therapy and biologics customers who need to be in compliance with the FDA’s Process Analytical Technology (PAT) initiative. More broadly, they see our technology as a springboard for expanding their endotoxin testing and mycoplasma screening platforms.

Under the agreement, we have granted Cambrex a non-exclusive license to our MGB Eclipse technologies and an exclusive license to specific probe sequences developed for Cambrex. Epoch expects to receive from Cambrex an upfront payment for technology access, product sales from shipments of MGB Eclipse probes and primers, royalties on their sales of testing systems and services to end-users, and, finally, contract revenue for optimization of specific products. We anticipate that the contract research work will commence this quarter. This new alliance is the latest example of the potential of Epoch technology to generate multiple revenue streams.

Also during the quarter, the US Patent and Trademark Office awarded a new patent to us on fluorescent quenching detection reagents and methods. This patent strengthens our position in non-fluorescent quenching where we already enjoy a leadership position. Our Eclipse Dark Quencher offers a range of benefits, including higher sensitivity, broad application in detection systems, quenching capability across a wider dye emission spectra range and compatibility with a broad range of DNA synthesis procedures. This technology is incorporated in our own products that are sold directly or distributed by QIAGEN, and in certain products of Applied Biosystems, Third Wave Technologies and BioControl Systems, and, shortly Cambrex. We believe that the issued claims cover products sold by competitors, and could result in future royalty payments to the Company.

Now, I will turn to events that occurred during the quarter that relate to our diagnostics business. As you know, we launched our ASR product line early in the quarter.We unveiled a portfolio of 21 MGB Eclipse Detection Reagents, including infectious disease, inherited disease and cancer assays, for use by qualified clinical laboratories. This was an important strategic milestone for the company, marking our entry into the diagnostics business. We realized our first diagnostics revenues during the quarter.

By the end of this month, we will have 25 detection reagents on the market and we continue to be on track to reach a total of at least 30 ASRs by year-end. The four new reagents added since the launch date detect West Nile Virus, Varicella Zoster Virus (which causes chickenpox and shingles), and two chromosomal translocations responsible for the BCR/ABL fusion protein that is associated with leukemias.

A total of twelve clinical evaluations have been initiated in the past three months involving 11 of our ASRs. Four of those ASRs — CMV, HHV6, HSV 1 and 2, and BK virus — have made it through the validation process to date. Validation means that the ASR has been proven to work on clinical samples, has been moved into clinical testing, and the validating lab is buying the product and is willing to be a reference.

We have 7 individual accounts purchasing our detection reagents for clinical testing or for validation in their laboratories. While modest, it represents a start as we work hard to penetrate this new and exciting market.

We also made progress putting in place an advertising and promotional program to support our products. This week, we are participating in the American Society of Human Genetics meeting in Toronto. On October 30th, we’ll be at ICAAC (Interscience Conference on Antimicrobial Agents and Chemotherapy, sponsored by the American Society of Microbiology) in Washington DC. In November, we will be at the Association for Molecular Pathology show in Los Angeles, and in December, we will participate in the American Society of Hematology meeting in San Diego. Pre-registrants at these conferences will receive promotional materials by e-mail.

Advertising will appear this quarter in CAP Today (College of American Pathologists), the Journal of Clinical Microbiology and the Journal of Molecular Diagnostics.

As to distribution, we recently entered into a sales agency agreement with Nanogen whereby its U.S. sales and marketing organization will promote and sell our ASRs. This agreement allows our companies to immediately realize some of the synergies in the diagnostics business envisioned in the merger. We have completed the orientation meeting and we now have 5 experienced Nanogen sales representatives actively detailing our reagents to customers in the United States.

Separately, in July we initiated a research collaboration with Nanogen. The objective of this project is to utilize our proprietary chemistries in Nanogen’s assays that run on its Molecular Biology Workstation. We’re providing contract research services and small amounts of test material to Nanogen. This arrangement was made prior to, and independent of, our merger agreement, but it also foreshadows the fit and value-add of our technologies.

This is an exciting time at Epoch as we work toward a new status as a larger, better financed company with a broader, more diversified product line and an established marketing and sales organization. We have always recognized the competitive nature of the genetic analysis business, and our awareness of this has only intensified since our entry into the diagnostic arena. We believe our competitive positioning will be improved and our product opportunities will be magnified by taking this next step.

Many of my remarks during the course of this call have touched on the strategic market opportunities presented by this merger. In closing, I would like to reiterate for you the corporate considerations that were factors as well.

•	Risk reduction. While we are willing to make the investment in capital, time and effort to build our own marketing organization, the Nanogen merger offers us a risk-reduced path to acquire this capability.

•	Synergy. The cost saving from consolidated marketing, the elimination of G & A redundancies, and the leverage gained from pursuing our target markets with a broader effort from one rather than two public entities has significant implications on performance and results for both companies.

•	Liquidity. It has often been a source of frustration for us that our low trading volume did not afford our shareholders optimum liquidity. We believe that as part of a larger shareholder base, Epoch shareholders will be in a better position.

I believe Epoch technologies and products are going to have a formidable impact on the pace and performance of genetic analysis and all the businesses that depend on this important 21st century science.

     Stephanie, we’d now like to open the call up to questions.

Operator:      Thank you, sir. The floor is now open for questions. If you do have a question, please press * then 1 on your touchtone phone at this time. If at any point your question is answered you may remove yourself from the queue by pressing the # key. Questions will be taken in the order that they are received. We do ask that while posing your question you please pick up your handset to ensure proper sound quality. Once again, if you do have a question at this time, please press * 1 on your touchtone telephone. Please hold the line while we poll for questions.

     Our first question today is coming from Marcy Kaplan of Highline Management. Please go ahead.

Marcy Kaplan:      I was wondering if you could give me some more color on your strategy in diagnostics moving forward, maybe discussing the traction you’ve been getting in that area?

Dr. William Gerber:      Sure, Marcy, I think that, you know, we’re going to continue to implement as I said the strategy result we’ve always had, which is to target the top clinical laboratories in the country, particularly those who are certified under CLIA Regulations as high complexity laboratory. Our strategy has always been to have a broad menu so we can address any of the needs of the labs that we talk to, to have assays that will work on any of the installment instruments that they have in their labs to run Real-Time PCR assay. And to, you know, to be user friendly and support them in evaluating the product and validating it.

     Fortunately that strategy has appealed to Nanogen and we believe will continue to be their strategy as they add our products to their product portfolio and continue to address the same customer going forward.

Marcy Kaplan:     Thanks a lot.

Dr. William Gerber:     Sure.

Operator:      Thank you, the next question today is coming from Howard Feldman of ACN Securities. Please go ahead with your questions, sir.

Howard Feldman:     Good morning, Bill.

Dr. William Gerber:      Good morning, Howard.

Howard Feldman:      I want to find out if you had started any road shows to investors, both Nanogen and Epoch

Dr. William Gerber:      We have not, to date. What we focused on both companies, I believe, is talking to our existing shareholders, answering any questions they have about the merger and the rationale, making certain that they’re comfortable. I suspect, you know, it’s very possible that after the merger is completed and the integration is done that the managing team may want to participate in that kind of activity, but right now we’re really focused on the shareholder’s votes in early December.

Howard Feldman:     Thank you.

Dr. William Gerber:     You bet.

Operator:      Once again, to ask a question at this time, please press *1 on your touchtone telephone. Please hold the line while we poll for questions.

     There appear to be no further questions. At this time I’d like to turn the floor back over to the speakers for any closing comments.

Dr. William Gerber:      Thank you everyone for participating in our call today. If the proposed merger closes on schedule in the fourth quarter this call will be our last conference call as a public company. Therefore, I want to take this opportunity to thank our shareholders, analysts, banking colleagues and all of our friends in the investment, research and media communities for following us over the years. We’ve always appreciated your interest in Epoch and our professional relationships with you individually.

     Thank you and best regards from all of us at Epoch Biosciences.

Operator:      Thank you for your participation. That does conclude this morning’s tele-conference. You may disconnect your lines at this time and have a great day. Thank you.

Additional Information and Where to Find It

In connection with the merger of Nanogen, Inc. (“Nanogen”) and Epoch Biosciences (“Epoch”), Nanogen has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a prospectus of Nanogen and a joint proxy statement for each of Epoch’s and Nanogen’s special stockholder meetings. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement because they contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement and other documents filed by Epoch and Nanogen with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement and other documents filed by Epoch with the SEC may also be obtained from Epoch by directing a request to Epoch, Attention: Bert Hogue, Chief Financial Officer, 425-482-5555. Free

copies of the registration statement, prospectus and joint proxy statement and other documents filed by Nanogen with the SEC may also be obtained from Nanogen by directing a request to Nanogen, Attention: Larry Respess, Secretary, 858-410-4600.

Epoch and Nanogen and the directors and executive officers of each may be deemed to be soliciting proxies from Epoch’s and Nanogen’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, as well as the Form S-4, and available free of charge at the SEC website and public reference rooms, and from the corporate secretary of Epoch and Nanogen.